

October 11, 2013

<u>Via Email</u>
Richard A. Sneider
Chief Financial Officer
Kopin Corporation
125 North Drive
Westboro, MA 01581-3335

      Re: **Kopin Corporation**
            Form 10-K for the Fiscal Year Ended December 29, 2012
            Filed March 18, 2013
            File No. 000-19882

Dear Mr. Sneider:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kevin L. Vaughn

                             Kevin L. Vaughn
                             Accounting Branch Chief